LI KA SHING APPOINTS CIBC WORLD MARKETS TO ARRANGE SALE OF CIBC SHARES WITH PROCEEDS TO BE DONATED TO CHARITABLE FOUNDATIONS

TORONTO AND HONG KONG, January 12, 2005 — L.F. Investments (Barbados) Limited, a company controlled by Mr. Li Ka Shing, announced today that its Canadian subsidiaries have appointed CIBC World Markets to act as their agent to arrange the sale of up to 17,008,928 common shares of CIBC. The shares constitute approximately 4.9% of the total number of common shares of CIBC and represent all of the Group’s direct and indirect holdings in the Bank. This sale is expected to be effected through the facilities of the Toronto Stock Exchange. While no specific timing or pricing has been determined, the intention of any such sales is to maximize the proceeds to charitable foundations.

Speaking in Hong Kong, Mr. Li said: “I have been pleased to be an investor in CIBC for many years, and this investment in the Bank has earned a handsome return. Following the sale of the common shares, I will be able to increase the allocation of my assets to charitable purposes. It is an honour to have the opportunity to establish the Li Ka Shing (Canada) Foundation in recognition of the warm welcome Canada has extended to me and to our Group of companies over the years. I am also very pleased that Mr. John Hunkin, Chief Executive Officer of CIBC, has agreed to serve on the Foundation’s Board of Directors. John’s involvement attests to the continuing strong relationship between my family, our Group of companies, and CIBC, which is a relationship that we all treasure deeply.”

Since their establishment, the Li Ka Shing Foundation, an approved charitable institution in Hong Kong established in 1980, and other private charitable Foundations established by Mr. Li Ka Shing, have supported numerous charitable activities with grants, sponsorships and commitments of over C$1 billion.

All available funds from proceeds of CIBC share sales will be entirely donated to private charitable Foundations established by Mr. Li Ka Shing, including the Li Ka Shing Foundation in Hong Kong and the Li Ka Shing (Canada) Foundation based in Toronto, Canada. The Foundations are established wholly and solely for charitable purposes and are required to expend all of their income in pursuit of charitable objectives, which include education, medical care, the relief of poverty, and cultural and religious causes. No profit of the Foundations may be applied directly or indirectly to benefit their founder, Mr. Li Ka Shing, members of his family, or any other members or directors of the Foundations.

The Li Ka Shing (Canada) Foundation is a new private charitable Foundation established to pursue similar charitable activities in Canada and abroad, including Hong Kong and Mainland China, and has applied for registration as a charity in Canada.

“Mr. Li has not only been a longstanding and steadfast investor in CIBC but a valued adviser to me and a number of my predecessors,” said Mr. Hunkin. “I would like to thank him for his loyalty and wish him well with this new charitable initiative that will benefit many and further strengthen the bonds between Canada and Hong Kong and Mainland China.”

CIBC has indicated that, pursuant to its normal course issuer bid, it will offer to purchase up to six million shares when offered. CIBC has also arranged a conference call at 4:30pm EST on January 12th, 2005 hosted by Tom Woods, CIBC’s Chief Financial Officer to allow analysts, shareholders, media and the public to ask any additional questions. Interested parties are asked to call 416-405-9310 or 1-877-211-7911.

Contact: Laura Cheung, (852) 2128-1289; Rob McLeod, CIBC, (416) 980-3714